Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

June 12, 2012

VIA EDGAR TRANSMISSION

Mr. John Ganley

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Direxion Shares ETF Trust File Nos.: 333-150525 and 811-22201 (the “Trust”)

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on June 8, 2012 regarding Post-Effective Amendment No. 67 to the Registration Statement on Form N-1A for the Direxion S&P 1500® RC Volatility Response Shares, Direxion S&P 600® RC Volatility Response Shares, Direxion S&P 500® RC Volatility Response Shares, Direxion S&P Latin America 40 RC Volatility Response Shares and Direxion NASDAQ Volatility Response Shares, each a series of the Trust (each a “Fund” and collectively, the “Funds”), that was filed with the Securities and Exchange Commission (“SEC”) on May 15, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the SEC Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

1.	Please modify the name of each Fund so that the names do not suggest that the Funds track the S&P 500 Index, S&P 600 Index, S&P 1500 Index, S&P Latin America 40 Index or NASDAQ-100 Index, as applicable. Alternatively, provide a supplemental explanation regarding why the name of each Fund is appropriate under Rule 35d-1 of the Investment Company Act of 1940, as amended.

The Trust has considered this comment and, in response, has revised the name of the Funds to track the name of each Fund’s underlying index and each Fund’s investment strategy to respond to market volatility. Accordingly, the Trust has revised the names of the Funds as follows:

Previous Fund Name	Underlying Index	New Fund Name
Direxion S&P 1500® RC Volatility Response Shares	S&P Composite 1500® Dynamic Rebalancing Risk Control Index	Direxion S&P 1500® DRRC Index Volatility Response Shares
Direxion S&P 600® RC Volatility Response Shares	S&P Small Cap 600® Dynamic Rebalancing Risk Control Index	Direxion S&P 500® DRRC Index Volatility Response Shares
Direxion S&P 500® RC Volatility Response Shares	S&P 500® Dynamic Rebalancing Risk Control Index	Direxion S&P 600® DRRC Index Volatility Response Shares
Direxion S&P Latin America 40 RC Volatility Response Shares	S&P Latin America 40 Dynamic Rebalancing Risk Control Index	Direxion Latin America 40 DRRC Index Volatility Response Shares
Direxion NASDAQ Volatility Response Shares	DWS NASDAQ-100® Volatility Target Index	Direxion DWS NASDAQ Volatility Index Response Shares

The investment objective of each Fund is to track the performance of its underlying index. To achieve this objective and to address the fact that the underlying index was referenced in each Fund’s name, each Fund had already adopted a non-fundamental investment policy in accordance with Rule 35d-1 to invest, under normal circumstances, at least 80% of its net assets in the securities that comprise the underlying index and/or investments that have economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the underlying index. Notwithstanding this and in response to the SEC Staff’s comment, the Trust has revised the name of each Fund to include a larger portion of the underlying index name in the name of the Fund.

The Trust continues to include the investment strategy in the name of each Fund. The Trust believes that each Fund’s name should highlight for investors the investment strategy of the Funds. Each Fund is designed to respond to the volatility of a group of securities (for example, the S&P 500 Index). In order to avoid investor confusion, the Trust believes that it is important to include the words volatility and response in the name of each Fund in order to describe the investment strategy of each Fund.

2.	For any Fund that has not yet commenced operations, include a line in the Fund’s expense table regarding the estimated Acquired Fund Fees and Expenses for the Fund.

The Trust has added the requested disclosure to the expense table for each Fund.

3.	In Footnote 2 to each Fund’s expense table, the Funds use the term “Net Annual Operating Expenses” even though such term is not included in the expense tables. Please revise the footnote to use the same terms as defined in the fee table.

The Trust has changed each referenced footnote to read “Total Annual Fund Operating Expenses” instead of “Net Annual Operating Expenses.”

4.	In Footnote 2 to each Fund’s expense table, the Funds state that any expense waiver is subject to reimbursement by the Fund within the following three years if overall expenses fall below the expense cap. Confirm whether this fee recoupment also applies to the 0.10% contractual management fee waiver by the Funds’ investment adviser through March 1, 2014. If the fee recoupment applies to the management fee waiver, move the disclosure of the fee recoupment to the end of Footnote 2.

The Trust responds by confirming that the referenced 0.10% contractual management fee waiver is not subject to fee recoupment and has added disclosure to that effect.

5.	File as an exhibit to the Post-Effective Amendment a copy of the 0.10% contractual management fee waiver by the Funds’ investment adviser through March 1, 2014.

The Trust will file the requested document as an exhibit to its next Post-Effective Amendment.

6.	Replace the defined term “Index” in the first line of each Fund’s principal investment strategy with the full name of the applicable index.

The Trust has revised the referenced disclosure as per this suggestion.

7.	The second paragraph of each Fund’s principal investment strategy discusses the types of investments in which the Fund may invest up to 20% of its assets (“20% Basket”). Please revise this disclosure to discuss primarily the most frequent types of securities included in the 20% Basket, followed by a list of the other types of securities in which the Fund may invest. For example, if a Fund plans to invest primarily in exchange-traded funds, please begin the discussion of the 20% Basket by discussing investments in exchange-traded funds.

The Trust has revised the referenced disclosure as per this suggestion.

8.	Add to the principal investment strategy for each Fund a description of the concept of volatility.

The Trust has added the requested disclosure as per this suggestion.

9.	The principal investment strategy for each Fund states that “The Index responds to volatility by establishing a specific volatility target.” The fact sheets for each Fund that are located on the website for the Trust state that this volatility target for each Fund is 15%. If the volatility target for each Fund is 15%, please include that the principal investment strategy for each Fund. If the volatility target is subject to change, include disclosure regarding the circumstances under which the volatility target would change.

The Trust has revised the discussion of the specific volatility target percentage in each Fund’s principal investment strategy to include the specified volatility target percentage for each Fund. Such volatility target percentages are designed to be fixed and can only be changed by the provider of the underlying index. The Funds currently do not anticipate a change in any of the specific volatility target percentages for the Funds.

10.	The principal investment strategy for each Fund states that “The exponentially-weighted historical volatility calculation weights the more recent historical periods more heavily than older periods.” Consider whether use of the term “exponentially-weighted historical volatility” is necessary.

The Trust has evaluated this comment and believes that the explanation of the term (that it “weights the more recent historical periods more heavily than older periods”) is in plain English. Thus, the Trust respectfully declines removing the term “exponentially-weighted historical volatility calculation” from the prospectus.

11.	Consider adding risk disclosure to the principal risks of each Fund to note that, if volatility in the market were to change suddenly, the investments of a Fund may not immediately account for such sudden volatility.

The Trust has added the requested disclosure as per this suggestion.

12.	Under “Counterparty Risk” for each Fund, the Funds state that they do not specifically limit their counterparty risk with respect to any single counterparty. Please confirm that no Fund has exposure to a single counterparty in excess of 25% of the Fund’s assets.

The Trust responds by confirming that no Fund has exposure to a single counterparty in excess of 25%.

13.	Under “Interest Rate Risk” for each Fund, the Funds state that increasing interest rates have a more pronounced effect on intermediate-term or longer-term fixed income securities. If the Funds plan to invest in intermediate-term or longer-term fixed income securities, disclose these investments in the principal investment strategies for the Funds.

Because the Funds do not plan to invest in intermediate-term or longer-term fixed income securities, the Trust has removed this disclosure from Interest Rate Risk.

14.	The website for the Trust includes a table for the Funds that discusses asset allocations at different volatility targets. Consider adding this information to the prospectus for the Funds.

The Trust has added the requested disclosure as per this suggestion.

15.	Consider adding risk disclosure to the principal risks of each Fund to note that, as volatility increases, the Fund will increase its exposure to fixed income securities which may lead to lower investment returns during periods high volatility in upward rising markets.

The Trust has added the requested disclosure as per this suggestion.

16.	The Financial Highlights section of the prospectus states that none of the Funds had commenced operations as of the date of the prospectus. Revise this disclosure to account for the Funds that have commenced operations.

The Trust has revised the referenced disclosure.

17.	Amend Part C of the registration statement to reflect that neither an opinion and consent of counsel nor an opinion of the independent registered accounting firm for the Funds are necessary as part of this Post-Effective Amendment.

The Trust has revised Part C of its registration statement to account for this comment.

18.	On the signature page of the Registration Statement, Patrick Rudnick signed on behalf of Daniel O’Neill in his capacity as President of the Trust. Confirm whether the Board of Trustees of the Funds has adopted a resolution on behalf of the Funds authorizing such a power of attorney. If not, please have Mr. O’Neill execute Registration Statements in his capacity as President of the Trust.

The Trust confirms that Mr. O’Neill will execute Registration Statements on behalf of the Trust.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Francine Rosenberger at (202) 778-9187 at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/  Daniel D. O’Neill

Name: Daniel D. O’Neill

Title: President

cc:	Robert J. Zutz, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC